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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549






                                SCHEDULE 13G
                             (Amendment No. __)
                 Under the Securities Exchange Act of 1934


                        Superconductor Technologies Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                867931107
                     ----------------------------------
                              (CUSIP Number)


                              Steven B. Katznelson
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                              251 St. Asaphs Road
                             Bala Cynwyd, PA 19004


                                July 31, 2002
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)


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CUSIP No. 867931107                   13G                          Page 2 of 9
          ---------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

     RGC International Investors, LDC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /
      (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                   0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH                    2,155,261
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                2,155,261
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,155,261
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------

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CUSIP No. 867931107                   13G                          Page 3 of 9
          ---------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

     Rose Glen Capital Management, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /
      (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                   0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH                    2,155,261
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                2,155,261
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,155,261
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------------

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CUSIP No. 867931107                   13G                          Page 4 of 9
          ---------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

     RGC General Partner Corp.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /
      (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                   0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH                    2,155,261
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                2,155,261
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,155,261
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

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CUSIP No. 867931107                   13G                          Page 5 of 9
          ---------


ITEM 1.  (a)      NAME OF ISSUER:

                  Superconductor Technologies Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  460 Ward Drive, Santa Barbara, California 93111-2310


ITEM 2.  (a) NAMES OF PERSONS FILING:

         See Item 2(c) below.

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         See Item 2(c) below.

         (c) CITIZENSHIP:

         RGC International Investors, LDC ("RGC")
         c/o SEI Fund Resources International, Ltd.
         Styne House, Upper Hatch Street
         Dublin, Ireland 2
         Cayman Islands limited duration company

         Rose Glen Capital Management, L.P. ("Rose Glen")
         3 Bala Plaza East, Suite 501
         251 St. Asaphs Road
         Bala Cynwyd, Pennsylvania 19004
         Delaware limited partnership

         RGC General Partner Corp. ("Partner")
         3 Bala Plaza East, Suite 501
         251 St. Asaphs Road
         Bala Cynwyd, Pennsylvania 19004
         Delaware corporation

         RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

         (d) TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 per share (the "Common Stock").

         (e) CUSIP NUMBER:

         867931107


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CUSIP No. 867931107                   13G                          Page 6 of 9
          ---------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable.

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
        |X|

ITEM 4. OWNERSHIP

        (a) Amount beneficially owned:

            2,155,261 shares of Common Stock(1)

        (b) Percent of Class:

            Approximately 8.8% as of the date of filing of this statement, based on 22,319,394 shares of Common Stock issued and outstanding as of April 30, 2002 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2002.

        (c) Number of shares as to which such persons have:

                (i)     Sole power to vote or to direct the vote:

                        0

                (ii)    Shared power to vote or to direct the vote:

                        2,155,261

                (iii)   Sole power to dispose or to direct the disposition of:

                        0

                (iv)    Shared power to dispose or to direct the disposition of:

                        2,155,261


(1) The beneficial ownership reported herein consists of 2,155,261 shares of Common Stock that are currently issuable within 60 days of July 31, 2001 upon the conversion of shares of Series E Convertible Preferred Stock (the "Preferred Stock") acquired by RGC from the issuer pursuant to a Securities Purchase Agreement dated as of September 29, 2000. The terms of the Preferred Stock provide that each share of such Preferred Stock outstanding on September 29, 2002 automatically shall be converted into shares of Common Stock on such date; provided, however, that the Issuer will not be required to issue a number of shares of Common Stock which, when aggregated with all issuances of Common Stock upon Optional Conversions (defined below), would exceed 3,554,656 shares. The terms of the Preferred Stock also provide for conversion, at the option of the holder ("Optional Conversion"), on any given date only to the extent that the number of shares of Common Stock then issuable upon conversion of the Preferred Stock, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of unconverted or unexercised securities), would not result in the beneficial ownership of a Reporting Person or any of their affiliates exceeding 4.9% of the Common Stock then issued and outstanding.

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CUSIP No. 867931107                   13G                          Page 7 of 9
          ---------

RGC also holds two warrants to purchase shares of Common Stock, one of which entitles it to purchase up to 327,980 shares of Common Stock and the other of which entitles the holder to purchase 765,288 shares of Common Stock. Both warrants expire on September 29, 2005. Pursuant to the terms of the warrants, the warrants are only exercisable to the extent that the number of shares of Common Stock issuable upon exercise of the warrants, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of unconverted or unexercised securities subject to a limitation on conversion or exercise analogous to the limitation in the warrants), would not result in the beneficial ownership of a Reporting Person or any of their affiliates exceeding 4.9% of the Common Stock then issued and outstanding.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not Applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.


ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 867931107                   13G                          Page 8 of 9
          ---------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RGC International Investors, LDC
                                          By: Rose Glen Capital Management, L.P.
                                                 By:  RGC General Partner Corp.

Dated:  August 7, 2002                           By: /s/ Steven B. Katznelson
                                                     --------------------------
                                                     Steven B. Katznelson
                                                     Managing Director

                                        Rose Glen Capital Management, L.P.
                                          By:  RGC General Partner Corp.

Dated:  August 7, 2002                           By: /s/ Steven B. Katznelson
                                                     --------------------------
                                                     Steven B. Katznelson
                                                     Managing Director

                                        RGC General Partner Corp.

Dated:  August 7, 2002                           By: /s/ Steven B. Katznelson
                                                     --------------------------
                                                     Steven B. Katznelson
                                                     Managing Director


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                 CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS. 1001).

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CUSIP No. 867931107                   13G                          Page 9 of 9
          ---------


                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Superconductor Technologies Inc., and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                                    GC International Investors, LDC
                                     By:  Rose Glen Capital Management, L.P.
                                          By:  RGC General Partner Corp.

Dated:  August 7, 2002                        By: /s/ Steven B. Katznelson
                                                  --------------------------
                                                  Steven B. Katznelson
                                                  Managing Director

                                          Rose Glen Capital Management, L.P.
                                          By:  RGC General Partner Corp.

Dated:  August 7, 2002                         By: /s/ Steven B. Katznelson
                                                  --------------------------
                                                  Steven B. Katznelson
                                                  Managing Director

                                          RGC General Partner Corp.

Dated:  August 7, 2002                        By: /s/ Steven B. Katznelson
                                                  --------------------------
                                                  Steven B. Katznelson
                                                  Managing Director